SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                            FORM 11-K



                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(x)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED].

      For the fiscal year ended December 31, 1993

                                OR


( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the transition period from             to            .

      Commission File Number:  33-48034

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan
                       4030 Vincennes Road
                 Indianapolis, Indiana 46268-0937

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941

                            SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 EL MORRO CORRUGATED BOX
                                 COPORATION SAVINGS AND
                                 INVESTMENT PLAN

                                 By: Inland Container
                                 Corporation,
                                      Plan Administrator


                                      By: /s/ Frank F. Hirschman




DATE:  June 29, 1994

            Audited Financial Statements and Schedules


               El Morro Corrugated Box Corporation

                   Savings and Investment Plan



                    December 31, 1993 and 1992

               with Report of Independent Auditors





               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

            Audited Financial Statements and Schedules

                    December 31, 1993 and 1992

                             Contents

Report of Independent Auditors                                  1


Audited Financial Statements

Statements of Net Assets Available for Benefits,
  With Fund Information                                         2
Statements of Changes in Net Assets Available for Benefits,
  With Fund Information                                         3
Notes to the Financial Statements                               4


Schedules

Schedule of Assets Held for Investment Purposes                 9
Schedule of Reportable Transactions                            10

                  Report of Independent Auditors

Plan Administrator
El Morro Corrugated Box Corporation
   Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits, with fund information of El Morro Corrugated Box Corporation Savings and Investment Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits, with fund information for the year ended December 31, 1993 and the five-month period ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993 and the five-month period ended
December 31, 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

/s/ Ernst & Young

May 17, 1994
Indianapolis, Indiana

                                 El Morro Corrugated Box Corporation
                                     Savings and Investment Plan

               Statements of Net Assets Available for Benefits, With Fund Information



                                                    December 31, 1993            December 31, 1992
                                                    Fund Information             Fund Information

                                               Fund A    Fund B    Total    Fund A    Fund B     Total
 ASSETS

 Investments:
   At fair value (Notes C and D)
    Temple-Inland Inc. common stock           $     -   $158,178  $158,178   $     -   $39,604   $39,604
    Equity interest in Temple-Inland Forest
     Products Corporation Master Trust                -        -         -    25,157         -    25,157
    Vanguard Variable GIC Fund                  125,934        -   125,934         -         -         -
    Short-term investments                            -   11,197    11,197         -     1,141     1,141

   Total investments                            125,934  169,375   295,309    25,157    40,745    65,902


 Receivables:

   Employer's contribution                            -   19,487    19,487         -    12,145    12,145
   Participants' contribution                    19,522    5,653    25,175    11,309     4,269    15,578
   Interest receivable                                -        1         1        11         8        19
   Transfers receivable from (due to)
    other funds                                (11,384)   11,384         -         -         -         -
   Total receivables                              8,138   36,525    44,663    11,320    16,422    27,742

   Cash                                               1        1         2         -         1         1

 Net assets available for benefits            $134,073  $205,901  $339,974   $36,477   $57,168   $93,645


See accompanying notes.
                                                                    -2-

                                 El Morro Corrugated Box Corporation
                                     Savings and Investment Plan
          Statements of Changes in Net Assets Available for Benefits, With Fund Information

                                                                              Five-Month Period Ended
                                              Year Ended December 31, 1993       December 31, 1992
                                                    Fund Information             Fund Information

                                               Fund A    Fund B    Total    Fund A    Fund B     Total
 Additions to net assets attributed to:

 Investment income:

   Net appreciation in fair value of
    investments (Note C)                        $     - $  9,269  $  9,269   $     -  $  1,267  $  1,267
   Interest                                         100      257       357        30        38        68
   Dividends                                      3,790    2,163     5,953         -       143       143
   Equity in earnings of Temple-Inland
    Forest Products Corporation Master
    Trust (Note C)                                  518        -       518       191         -       191

                                                  4,408   11,689    16,097       221     1,448     1,669
 Contributions:
   Participants                                  93,501   36,579   130,080    36,256    15,410    51,666
   Employer                                           -  100,465   100,465         -    40,310    40,310

                                                 93,501  137,044   230,545    36,256    55,720    91,976

   Total additions                               97,909  148,733   246,642    36,477    57,168    93,645

 Deductions from net assets attributed to:
 Benefits paid to participants                      313        -       313         -         -         -
   Total deductions                                 313        -       313         -         -         -

 Net increase                                    97,596  148,733   246,329    36,477    57,168    93,645

 Net assets available for benefits:
   Beginning of period                           36,477   57,168    93,645         -         -         -
   End of period                               $134,073 $205,901  $339,974   $36,477   $57,168   $93,645


See accompanying notes.

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

                Notes to the Financial Statements


           Year Ended December 31, 1993 and Five-Month
                  Period Ended December 31, 1992

Note A Description of Plan

The following description of the El Morro Corrugated Box Corporation Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Board of Directors of El Morro Corrugated Box Corporation and Inland Paper Company, Inc. (collectively, the Company), wholly-owned subsidiaries of Inland Container Corporation, which in turn is a wholly-owned subsidiary of Temple-Inland Inc., approved the formation of the Plan effective August 1, 1992. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc. at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date occurring on or after completing one year of employment with the Company during which the employee was credited with at least one thousand hours of work. Participation in the Plan is entirely voluntary.

Contributions

Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll reductions at a rate of 1% to a maximum of 6% of the participant s Plan year compensation (as defined by the Plan). Before-tax contributions are not to exceed the maximum amount specified by federal and Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first 3% of the participant s compensation and fifty cents for every dollar of the next 3% of compensation the participant elects to contribute under the Plan. The Company s contribution is limited to $2,500 per participant in each Plan year, and no Company contribution will be made on the participants after-tax contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions be made to either of three funds: Fund A (a fixed rate fund), Fund B (Temple-
Inland, Inc. common stock) or Fund C (an equity  fund).
Contributions by the Company are invested only in Fund B.

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

          Notes to the Financial Statements (continued)

           Year Ended December 31, 1993 and Five-Month
                  Period Ended December 31, 1992


Note A Description of Plan (continued)

Vesting

Participants are immediately vested as to their voluntary contributions plus actual earnings thereon. Vesting in the Company matched contributions is based on years of continuous service. Employees are 1/3 vested after 12 months of participation, 2/3 after 24 months and 100% after 36 months.
Upon termination, the nonvested portion of the employer s account will be forfeited and applied to reduce the employer's future contributions.

Payment of Benefits

Participants may not withdraw before-tax contributions prior to reaching age 59 1/2. They may, however, withdraw from after-tax participant and vested employer accounts as of any valuation date (as defined by the Plan) once in a 12 month period. After 60 months of participation, participants may withdraw all of the employers' contributions. Prior thereto participants cannot withdraw the last 24 months of employers' contributions. Participants, when withdrawing, must suspend future contributions to the Plan for a period of 12 consecutive months from the date of withdrawal. Any withdrawals will be taken proportionately from Fund A and Fund C, exhausting all amounts therein before any amounts are taken from Fund B.

A participant in the Plan may also withdraw funds in the case of severe financial hardship as defined by Internal Revenue Service regulations, subject to similar restrictions as described above.
No loans to participants are permitted by the Plan.

A participant who terminates employment is able to receive the full value of his participant account. A participant can also receive all or part of the employer's account based on vested status. The normal form of distribution is a lump-sum cash payment.

Expenses

The Plan is administered by an officer of the Company who is appointed by the Chairman of the Board or the President of Inland
Container Corporation. All significant costs of administering the Plan were paid by the Company in 1993 and 1992.

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

          Notes to the Financial Statements (continued)

           Year Ended December 31, 1993 and Five-Month
                  Period Ended December 31, 1992


Note B Summary of Accounting Policies

Investments: Common stock is carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of common stock. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The short-term investments are carried at cost which approximates current value.

The Plan's equity in the Temple-Inland Forest Products Corporation Master Trust is based on a percentage allocation of the aggregate current value of the Trust s assets. The Plan's equity in the earnings of the Trust is based on a percentage allocation of the Trust's investment income, realized and unrealized appreciation (depreciation) and administrative expenses. The Temple-Inland Forest Products Corporation Master Trust was established as an investment vehicle for Fund A (fixed rate fund) and comprises the assets of twelve defined contribution plans, each of which has an interest in the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Master Trust Agreement. The plans individually represent employees of a specific geographical or operating location of Temple-Inland Inc. (see Note D).

Investment Income: Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of first-in, first-out (FIFO) cost.

Note C Investments

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:


                                                     Five-month
                                       Year Ended   period ended
                                      December 31,  December 31,
                                          1993          1992

 Investments at Fair Value as
 Determined by

   Quoted Market Price
    Temple-Inland Inc.:
      Common Stock Fund                    $9,269       $1,267

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

          Notes to the Financial Statements (continued)

           Year Ended December 31, 1993 and Five-Month
                  Period Ended December 31, 1992


Note C Investments (continued)

Temple-Inland Forest Products Corporation Master Trust

Net assets of the Temple-Inland Forest Products Corporation
Master Trust (reported at current value) are comprised of the following as of December 31, 1992:

    Fixed income securities                 $  7,607,979

    Cash equivalents                           9,892,064

                                             $17,500,043

The investment committee has engaged an investment management firm to monitor the Trust's entire portfolio and to initiate purchase and sale decisions.


Results of the Trust's operations for the plan period of 1992 were as follows:


    Investment income                           $ 614,981
    Net realized and unrealized
      (depreciation) on investments              (105,810)

                                                $ 509,171

The Plan's proportionate interest in the Trust's net assets was .14% in 1992.


The Trust was liquidated April 1, 1993, and the Plan's proportionate interest was transferred to Vanguard.

Note D Tax Status

Applications have been submitted to the Internal Revenue Service and the Puerto Rico Treasury Department requesting determination letters regarding the Plan's tax status. A determination letter was received from the Puerto Rico Treasury Department stating that the Plan does qualify as defined by Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act. Although no letter has yet been received from the Internal Revenue Service, it is anticipated the Plan will qualify as defined by Sections 401(a) and 401(k) of the Internal Revenue Code and will therefore, not be subject to tax using present income tax laws. Participant's are not subject to federal income tax until contributed amounts and earnings are distributed to them.

               El Morro Corrugated Box Corporation
                   Savings and Investment Plan

          Notes to the Financial Statements (continued)

           Year Ended December 31, 1993 and Five-Month
                  Period Ended December 31, 1992


Note E Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the employer's contributions, and the net assets are to be set aside for the payment of withdrawals to the participants.

                            El Morro Corrugated Box Corporation
                                Savings and Investment Plan

                      Schedule of Assets Held for Investment Purposes

                                     December 31, 1993


Item 27(a)
           (b)                         (c)                   (d)         (e)
                            Description of investment
    Identity of issue,    including maturity date, rate
   borrower, lessor, or  of interest, collateral,par or               Current
      similar party              maturity value             Cost        Value

 Fund A


 Vanguard Mutual Fund    Vanguard variable GIC fund
                            $125,934 principal amount       $125,934    $125,934



 Fund B


 Woodward Treasury       Short-term investment fund
   Money Market Fund       $11,197 principal amount           11,197      11,197




 Temple-Inland Inc.<F1>  3,140 shares common stock           147,641     158,178
                                                             158,838     169,375

                                                            $284,772    $295,309

<F1>  Indicates party-in-interest to the Plan.

                                     -9-

                                                El Morro Corrugated Box Corporation
                                                    Savings and Investment Plan

                                                Schedule of Reportable Transactions

                                                   Year ended December 31, 1993


Item 27(d)
             (a)                      (b)                            (c)        (d)       (g)           (h)              (i)
                                                                                                  Current value of
                                                      Number of    Purchase   Selling   Cost of       asset on         Net gain
 Identity of party involved   Description of asset  transactions    price      price     asset    transaction date    or (loss)

Category (i)--A single transaction in excess of 5% of plan assets:

Temple-Inland Inc.        327 shares common stock         1        $ 16,603   $      -  $      -  $     16,603      $        -
Temple-Inland Inc.        175 shares common stock         1           8,995          -         -         8,995               -
Temple-Inland Inc.        548 shares common stock         1          25,633          -         -        25,633               -
Temple-Inland Inc.        301 shares common stock         1          12,913          -         -        12,913               -
Temple-Inland Inc.        1,020 shares common stock       1          45,161          -         -        45,161               -
INB/NBD National Bank     Woodward Treas. MMF - A         2          11,319          -         -        11,319               -
INB/NBD National Bank     Woodward Treas. MMF - A         1               -     11,319    11,319             -               -
INB/NBD National Bank     Woodward Treas. MMF - A         2           6,078          -         -         6,078               -
INB/NBD National Bank     Woodward Treas. MMF - A         1               -      6,091     6,091             -               -
INB/NBD National Bank     Woodward Treas. MMF - A         1           6,960          -         -         6,960               -
INB/NBD National Bank     Woodward Treas. MMF - A         5           6,894          -         -         6,894               -
INB/NBD National Bank     Woodward Treas. MMF - A         2               -      6,967     6,967             -               -
INB/NBD National Bank     Woodward Treas. MMF - A         4          19,680          -         -        19,680               -
INB/NBD National Bank     Woodward Treas. MMF - A         1               -     26,542    26,542             -               -
INB/NBD National Bank     Woodward Treas. MMF - B         1          16,422          -         -        16,422               -
INB/NBD National Bank     Woodward Treas. MMF - B         1               -     16,603    16,603             -               -
INB/NBD National Bank     Woodward Treas. MMF - B         2           9,049          -         -         9,049               -
INB/NBD National Bank     Woodward Treas. MMF - B         1               -      8,995     8,995             -               -
INB/NBD National Bank     Woodward Treas. MMF - B         1          24,239          -         -        24,239               -
INB/NBD National Bank     Woodward Treas. MMF - B         1               -     25,579    25,579             -               -
INB/NBD National Bank     Woodward Treas. MMF - B         2          11,310          -         -        11,310               -
INB/NBD National Bank     Woodward Treas. MMF - B         2          10,680          -         -        10,680               -
INB/NBD National Bank     Woodward Treas. MMF - B         5          23,413          -         -        23,413               -
INB/NBD National Bank     Woodward Treas. MMF - B         2               -     45,290    45,290             -               -
INB/NBD National Bank     Woodward Treas. MMF - B         4           9,570          -         -         9,570               -

                                      -10-

                                                El Morro Corrugated Box Corporation
                                                    Savings and Investment Plan

                                          Schedule of Reportable Transactions (continued)




Item 27(d)
             (a)                      (b)                            (c)        (d)       (g)           (h)              (i)
                                                                                                  Current value of
                                                      Number of    Purchase   Selling   Cost of       asset on         Net gain
 Identity of party involved   Description of asset  transactions    price      price     asset    transaction date    or (loss)

Category (iii)--A series of transactions in excess of 5% of plan assets:

INB National Bank         Woodward Treas. MMF - A        50         157,502          -         -       157,502               -
INB National Bank         Woodward Treas. MMF - B        13               -    147,446   147,446       147,446               -
Temple-Inland Inc.        2,371 shares common stock       5         109,305          -         -       109,305               -


(a) Information concerning "Lease Rental" and "Expense Incurred with Transaction" has not been presented as it is not applicable.

(b) Information concerning "Purchase or Selling Price" for common stock transactions is presented on an average per share basis.

(c) There were no category (ii) or (iv) reportable transactions during 1993.

(d) Current value of plan assets utilized for this schedule is the average value of plan assets during the year.

(e) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale.

                            EXHIBIT 1



Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 Number 33-48034) pertaining to the El Morro Corrugated Box Corporation Savings and Investment Plan of our report dated May 17, 1994, with respect to the financial statements and schedules of the El Morro Corrugated Box Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                    /s/ ERNST & YOUNG




June 24, 1994
Indianapolis, Indiana